UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58816/October 20, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13192

|  |  |  |
|---|---|---|
| In the Matter of | : | |
| | : | |
| CURECOM.COM, INC., | : | |
| EDLAM ACQUISITION CORP., | : | ORDER MAKING FINDINGS AND |
| FIVE STAR BROADBAND WIRELESS, INC., | : | REVOKING THE REGISTRATION |
| LEBLANC & ASSOCIATES, INC., | : | OF SECURITIES BY DEFAULT |
| NEW RIVER INVESTMENTS, INC., | : | |
| OLYMPUS INTERNATIONAL, INC., | : | |
| PROVENCE CAPITAL CORP., | : | |
| VERTICAL SOLUTIONS, INC., and | : | |
| WAISTECH INTERNATIONAL, INC. | : | |

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 12, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Service of the OIP was accomplished on all Respondents by September 22, 2008. Respondents were required to file an Answer within ten days of when they were served with the OIP. No Respondent filed an Answer and no Respondent participated in the telephonic prehearing conference on October 14, 2008. Accordingly, I find that Respondents are in default and that the allegations in the OIP are true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Curecom.com, Inc. (Curecom), CIK No. 1156044, is a New Jersey corporation located in West Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).[1] Curecom is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported an accumulated deficit of $129,189.

Edlam Acquisition Corp. (Edlam), CIK No. 1103644, is a defaulted Nevada corporation located in Tyler, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Edlam is delinquent in its periodic filings with the Commission,

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[1] The Central Index Key is a Commission identification number for EDGAR filers.

having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported an accumulated deficit of $521,650.

Five Star Broadband Wireless, Inc. (Five Star Broadband), CIK No. 1102053, is a forfeited Kansas corporation located in Tulsa, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Five Star Broadband is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the nine month period ended June 30, 2000, which reported a loss of $62,329.

LeBlanc & Associates, Inc. (LeBlanc), CIK No. 1133316, is an inactive Florida corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LeBlanc is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the six month period ended June 30, 2001, which reported a net loss of $21,618.

New River Investments, Inc. (New River), CIK No. 1128880, is a revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). New River is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001.

Olympus International Inc. (Olympus), CIK No. 1126332, is a revoked Nevada corporation located in Fort Worth, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Olympus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB on March 8, 2001.

Provence Capital Corp., Inc. (Provence), CIK No. 1107960, is an inactive Florida corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Provence is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB on January 5, 2001.

Vertical Solutions, Inc. (Vertical Solutions), CIK No. 1130179, is an inactive Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Vertical Solutions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001.

Waistech International, Inc. (Waistech), CIK No. 1136934, is a revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Waistech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2001, which showed an accumulated deficit of $20,689.

Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act rules. By the actions described above, Curecom, Edlam, Five Star Broadband, LeBlanc, New River, Olympus, Provence, Vertical Solutions, and Waistech have violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 that require an issuer with securities registered pursuant to Section 12(g) to file annual reports and domestic issuers to file quarterly reports with the Commission.

## Order

Accordingly, pursuant to Section 12(j) of the Exchange Act, I ORDER that the registration of each class of registered securities of Curecom.com, Inc., Edlam Acquisition Corp., Five Star Broadband Wireless, Inc., LeBlanc & Associates, Inc., New River Investments, Inc., Olympus International, Inc., Provence Capital Corp., Vertical Solutions, Inc., and Waistech International, Inc., is REVOKED.


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Brenda P. Murray
Chief Administrative Law Judge